Mail Stop 4720

October 1, 2009

Michael L. Kranda
Chief Executive Officer
Anesiva, Inc.
650 Gateway Boulevard
South San Francisco, California 94080

      Re: Anesiva, Inc.
                Revised Preliminary Proxy Statement on Form PRER14A
                Filed September 17, 2009
                File No. 000-50573

                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 25, 2009

                Form 10-Q for the Quarterly Period Ended June 30, 2009
                Filed August 7, 2009

Dear Mr. Kranda:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form PRER14A

Market Price and Dividend Data, page 13

1. We note your response to comment 15. Your disclosure reflects that Anesiva is unlikely to retain its listing if the merger is not consummated. Is Anesiva's listing assured if the

merger is consummated? If not, please revise to describe any uncertainties relating to the combined company's ability to meet the listing standards.

Risk Factors, page 26

"The fairness opinion provided by Hempstead & Co., Inc. is based on various assumptions and is subject to various limitations, page 28

2. Please revise the risk factor discussion to specifically discuss the following uncertainties related to Hemstead's assumptions:

    - Despite Anesiva's completion of Phase 2 and Phase 3 trials for Adlea, it has not yet attracted a collaborative partner and was not able to attract any other parties interested in purchasing the company;
    - Similarly, Arcion has not yet been able to attract a collaborative partner for ARC-4558 or any of its other products; and
    - Hempstead's methodology projects revenues for Anesiva and Arcion through 2023 and 2026, respectively. Projected sales figures that far into the future are dependent on various assumptions relating to the regulatory environment and competitive environments and manufacturing and marketing abilities and are inherently unreliable.

3. Additionally, specifically state that if you are not able to obtain FDA approval for either product, are unable to attract a collaborative partner, are unable to achieve the market penetration rates assumed, or if the terms of any collaborative agreement are not as attractive as those assumed in the analysis the values of Anesiva, Arcion and the combined company may be significant lower than the values reflected in the fairness opinion.

"The stock price of Anesiva common stock after the merger may be affected by factors…," page 31

4. We note your response to Comment 20 and reissue the comment. Please identify the specific different factors that could impact the combined company's stock that may not be affecting the results of operations for the independent companies. Cross-reference to other sections of your preliminary proxy statement is not sufficient to explain the risk you have identified.

"The ability to use pre-merger not operating losses of Anevisa…," page 32

5. We note your response to Comment 21. Please describe the potential impact that an inability to use pre-merger non-operating losses could have on the combined company following the merger.

"The ability to use pre-merger net operating losses of Anesiva against post-merger income may be limited," page 32

6. Please revise the risk factor discussion to specifically state that you could lose the benefit of all of Anesiva's net operating loss carryforwards to offset future income.

Proposal No. 1: The Merger, page 47

Background of the Merger, page 47

7. We note your response to Comment 30 and statement that the outstanding principal and accrued but unpaid returns will be immediately due and payable on October 20, 2009. Please reconcile this statement with the disclosure on page D-3 of your Fairness Opinion that the $2.0 million loan provided by Arcion will be forgiven upon completion of the merger.

8. We note your response to Comment 35 and the statement in your response that the pending offer for the Zingo Assets was discussed among the representatives of Anesiva and Arcion during the due diligence process. This information does not appear to be included in the discussion of background of your merger agreement. Please revise your disclosure to indicate the extent to which this offer was discussed or considered during the merger negotiations, either between Anesiva and Arcion or by just Anesiva's Board of Directors. Please also discuss the impact that the pending offer had on negotiations.

Reasons for the Merger, page 52

9. We note your response to Comment 3. Generally, the term "virtual company" refers to a company without a central office and that is able to use telecommunication technologies so that its employees can work remotely from various locations. Please page 54 to clarify that you are using the term to refer to a company with a company with a small core management team that relies on consultants and contract service providers to perform much of its operations.

Fairness Opinion Received by Anesiva, page 58

Income Approach, page 63

    10. Please revise the list of assumptions to include the following:

- FDA approval of Adlea; and
- Ability to attract a collaborative partner.

        Please make similar revisions to the "Arcion Stand-Alone Valuation Analysis."

    11. Please revise the bullet point relating to peak sales to clarify if this projection refers to annual sales. Please make similar revisions to the "Arcion Stand-Alone Valuation Analysis."

Material Federal Income Tax Consequences, page 71

    12. Please revise the statement that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and Arcion will be a party to the reorganization within the meaning of Section 368(b) to clarify that the consequence is that the merger will not be a taxable transaction.

Unaudited Pro Forma Condensed Combined Financial Statements, page 131

    13. Refer to your response to our comment 1. Regarding pro forma adjustment (h), please indicate what this adjustment relates to as "Adjustment for restructuring events in August 2009" is vague. In addition, please remove adjustment (h) from your interim 2009 pro forma statement of operations pursuant to Rule 11-02(b)(6) of Regulation S-X or explain to us how this transaction is expected to have a continuing impact on your operations.

    14. Refer to your response to our comment 14. Please remove the reference to the allocation of the purchase price in the first paragraph of this heading and under Note 1. Basis of Presentation on page 136. Under paragraphs 12-33 of SFAS 141R, assets acquired and liabilities assumed are generally recorded at their fair values.

    15. Refer to your response to our comment 62. Although you have yet to finalize the sale of the Zingo assets, please explain to us why it is appropriate to record these assets at the $191,000 value indicated on your pro forma balance sheet at June 30, 2009 when you anticipate realizing upwards of $3.5 million on sale. Please include disclosure to indicate how you are accounting for the Zingo assets in the pro forma financial statements (i.e.

assets held for sale) and how your accounting treatment is appropriate under paragraph 33 of FAS 141R.

Pro Forma Condensed Combined Statements of Operations, pages 134 and 135

16. Refer to your response to our comment 60. Although you indicate that you revised your statements and disclosures to present only the pro forma results of operations and earnings per share from continuing operations, you continue to present discontinued operations in your pro forma statements of operations. Please revise your pro forma statements of operations to remove discontinued operations as required by Rule 11-02(b)(5) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Basis of Presentation, page 136

17. Refer to your response to our comment 73. You indicate your intent to record your contractual contingencies at fair value under SFAS 141(R). Please explain to us your consideration of paragraph 8 of FSP SFAS 141(R). In addition, please disclose the following information related to the loss contingencies consistent with paragraph 68 (j) of SFAS 141(R):

   a. The amounts recognized at the acquisition date or an explanation of why no amount was recognized.
   b. The nature of recognized and unrecognized contingencies.
   c. An estimate of the range of outcomes for contingencies (recognized and unrecognized) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated.

2. Pro Forma Adjustments, page 137

18. Refer to your response to our comment 65a and adjustment (e). It is still not clear what the $18,421 reduction to APIC relates to. Please clarify in the filing.

19. Refer to your response to our comment 56 and adjustment (f). As there is a closing condition to the merger which requires Anesiva to complete the sale of shares of its capital stock to investors which results in gross cash proceeds of at least $20.0 million, please disclose the effect this transaction has on the pro forma financial statements. In this regard, please include a pro forma adjustment for the issuance of these shares and a separate adjustment for the Redemption disclosed on page 75.

Michael L. Kranda
Anesiva, Inc.
October 1, 2009
Page 6

3. Non-recurring Expenses, page 138

20. Refer to your response to our comment 59. Please revise your disclosure to address the inclusion of the non-recurring transaction costs identified in Note 3 as required by Rule 11-02(b)(6) of Regulation S-X in your pro forma balance sheet. In addition, please remove adjustment (g) from your interim 2009 pro forma statement of operations pursuant to the same rule or explain to us how this transaction is expected to have a continuing impact on your operations.

Compensation Discussion and Analysis, page 140
Annual Cash Bonus, page 143

21. We note your response to Comment 66 and reissue the comment in part. Please revise your disclosure to identify the individual and organizational goals for each of your NEOs, other than the CEO. In addition, we note your disclosure that "in light of the failure to meet most of the goals" the compensation committee approved a zero payout under the bonus plan. Please revise your disclosure to identify the actual level of performance with regard to each corporate goal, milestone and individual performance factor. For example, in relation to your business development and financial objectives identify the cash reserves achieved at the end of fiscal 2009 and identify the key personnel you were required to hire and whether these individuals were hired.

Information Regarding Arcion's Business, page 164
Intellectual Property, page 170

22. We note your response to Comment 68 and reissue the comment in part. Please identify your 5 foreign patents, identify the products dependent on these patents, and disclose the expiration date for each.

23. We note your response to Comment 69. Please reconcile your statement that Arcion does not presently license intellectual property on page 172 with your disclosure on page 171 in relation to Arcion's enforcement of owned or "exclusively licensed patents" against an infringing party. Please revise your disclosure to address this inconsistency.

Annex J
Anesiva, Inc. Form 10-K for the fiscal year ended December 31, 2008

10. License and Distribution Agreements, page J-111

24. Refer to your response to our comment 71 and we reissue our comment. Please revise your disclosure to indicate the following:
   - if the upfront fees are refundable and/or if a fee is due if the agreements are terminated,
   - the reason you have not recognized the deferred revenue associated with the upfront fees when you discontinued Zingo manufacturing and commercial operations, and
   - why you have not accrued for any termination costs related to these arrangements.

Annex L
Anesiva, Inc. Form 10-Q for the quarterly period ended June 30, 2009

4. Leases and Commitments
Legal Proceedings, page L-16

25. Refer to your response to our comment 72. For those contingencies where you have recorded an accrued liability, please revise to disclose the fact that you have accrued for the contingency in accordance with FAS 5 and where the accrual is classified on the statements of operations. For those matters where the company has not recorded an accrued liability, please explain why.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have any question in relation to accounting matters. Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551- 3675 with any other questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew Hemington
        Cooley Godward Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306-2155